82-3494

04045715

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

RECEIVED
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

19 October 2004

ASX ANNOUNCEMENT AND MEDIA RELEASE

LAKE LONG WELL COMPLETED FOR OIL AND GAS PRODUCTION

2004 OCT 25 A 11:57
RECEIVED
OFFICE OF INTERNATIONAL CORPORATE FINANCE



The 328 #1 well, Lake Long Field, Lafourche Parish, South Louisiana has been completed for production from the Middle Hollywood Pay Sand Interval.

The well has tested at a final rate of 4.215 million cubic feet of gas per day and 336 barrels of (40 degree gravity) oil per day on a 12/64 inch choke at a tubing pressure of 6,584 psi with no water.

The field operator anticipates the well will be turned to sales in a relatively short time frame, enabling the participants to take advantage of strong prevailing energy prices.

The SL 328 #1 represents the fifth well in the Lake Long Field in which FAR has participated, all of which have resulted in commercial production. Existing facilities within Lake Long will enable early sales into the central production system with Columbia gas and Amoco being the likely ultimate product purchasers.

FAR holds a working interest of 4.09375 percent in the SL 328 #1 well. All working interests are subject to State and other minor royalties. Other participants are non listed entities, Kriti Exploration Inc and Palace Exploration Company both based in North America.

Commenting on the result, executive Chairman, Michael Evans said

"We are pleased with the test results from our Middle Hollywood discovery which has displayed a high liquid ratio and expect sales to commence in a very short time frame. We have continued our 100 percent success rate within the Lake Long field. Hopefully we can now build upon this success with our next well at Bay Courant, also located in Lafourche Parish, where a barge rig is scheduled on location in approximately 3 weeks."

For further information please contact:

Tel:	+61-8-9322-3939
Fax:	+61-8-9322-5116
E-mail:	info@far.com.au
Website:	www.far.com.au

PROCESSED
NOV 01 2004
THOMSON
FINANCIAL

dw 10/25

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

October 19, 2004

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

TED BRINDAL
Company Secretary

Lodgement with Australian Stock Exchange:
19 October 2004 – (ASX Announcement & Media Release – Bay Courant Project)

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116